Exhibit 99.96

NexGen Returns 13.5 m at 3.94% U3O8 including 2.5 m at 20.90% at Harpoon

Vancouver, BC, March 23, 2017 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSX:NXE, OTCQX:NXGEF) is pleased to report assay results for 20 holes from our 2016 drilling program on our 100% owned, Rook I property, Athabasca Basin, Saskatchewan.

Complete assay results have been received from all holes drilled at the Harpoon discovery and other regional target areas on the Rook I property from the 2016 drill program. At Harpoon, multiple holes have intersected uranium mineralization as well as encouraging alteration and narrow intervals of uranium mineralization was identified up to 2.3 km south of the Arrow Deposit. The mineralized footprint at Harpoon has been traced over a strike length of at least 340 m on the Rook I property, and remains open in all directions.

Highlights:

Harpoon Discovery

•	HP-16-20 (73 m up-dip and northeast from discovery hole HP-16-08) intersected 13.5 m at 3.94% U3O8 (182.5 to 196.0 m) including 2.5 m at 20.90% U3O8 (187.0 to 189.5 m).

•	HP-16-08 (Discovery Hole) intersected 17.5 m at 3.89% U3O8 (219.5 to 237.0 m) including 2.5 m at 12.49% U3O8 (224.5 to 227.0 m).

•	HP-16-13 (33 m down-dip and southwest from HP-16-08) intersected 18.5 m at 1.17% U3O8 (211.5 to 230.0 m).

Furthermore, uranium mineralization has been confirmed for the first time 2.3 km south of the Arrow Deposit (see Figure 3). Regional holes RK-16-98, -100, -102, -104, -106 and -108 were drilled at a target area featuring a disrupted VTEM conductor and gravity low situated along a steep magnetic gradient, which presents a similar geophysical signature to that of the Arrow Deposit. All holes intersected widespread and intense hydrothermal alteration including near complete clay and silica replacement styles over tens of meters (see news release dated November 2, 2016). Holes RK-16-98 and -108 also intersected narrow zones of low grade uranium mineralization (see Table 1).

Arrow, Activities & Financial

•	The 2017 winter program comprising a minimum of 35,000 m using seven drill rigs is currently underway.

•	The Company has cash on hand of approximately $64 million.

A Harpoon long section as well as plan maps with hole locations are shown in Figures 1 to 3. Table 1 shows complete assay results.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: “With only 24 drill holes, Harpoon has the potential to be a new uranium zone and speaks to how fertile the Patterson Corridor is for high-grade uranium. The ZTEM survey over the Patterson Corridor is a dynamic layer of geophysical data which complements our existing data, and will be used to further refine regional targets along the Patterson Corridor in the future.”

Leigh Curyer, Chief Executive Officer, commented: “The Harpoon assays and the early results 2.3km to the southwest of Arrow highlight the vast prospectivity of the entire Patterson Corridor of which NexGen owns 9km of strike on the Rook I property. With the recent updated mineral resource estimate validating Arrow as a strategic mineral asset, but in the early stage of ultimate definition, it demands 100% of the focus and metres given its obvious growth potential. Without taking anything away from these terrific results at Harpoon and the clear potential for additional discoveries along the Patterson Corridor, the winter 2017 campaign is focused within a 1 km radius of Arrow where the growth is evidenced by the recent results of broad and sub interval high-grade intercepts in the A2 and A3 shears to the northeast and also to the southwest towards the 180 m zone.”

Figure 1: A2 Harpoon Long Section

Property Boundary
Rook I - NexGen
Hook Lake - Cameco/Areva/Purepoint
100 m
200 m
300 m
400 m
500 m
09
0.83%
5.5m
21
1.16%
7.5m
19
20
23
15
3.89%
17.5m
18
3.94%
13.5m
14
1.17%
18.5m
08
13
17
22
24
12
11
10
1.47%
5.0m
16
2.72%
3.0m
05
06
07
NexGen Energy Ltd.
LEGEND
3.89% — % U3O8
17.5m — Length
Section width: 25m
Section Dip: -65 Degrees to the SE
Pierce points are positioned in the centre of the section width
All intersections are core lengths
Larger diameter pierce points were drilled in 2016
Smaller diameter pierce points were drilled in 2014 and 2015
SCALE 1 : 2750
(m)
-20 0 20 40 60 80
NAD83 / UTM zone 12N
AZIMUTH = 40°
N
W
E
S
NexGen Energy Ltd.
Rook I
Harpoon Discovery

Figure 2: Harpoon Discovery Drill Hole Locations

Legend
Rook I Property Boundary
Mineralized Outline
Uranium Occurences
VTEM Conductor
2016 Drill Hole Collar
2015 Drill Hole Collar
Gravity
Spitfire
N
HP-16-21
HP-16-20
HP-16-19
HP-16-22
HP-16-16
HP-16-18
HP-16-17
HP-16-23
HP-16-09
HP-16-13
HP-16-14
HP-16-08
HP-16-12
HP-16-15
HP-16-10
HP-16-24
HP-16-11
Harpoon Discovery
HP-16-06
HP-16-07
HP-16-05
NexGen Energy Ltd.
Rook I: Harpoon Discovery
Scale 1:4000
100
0
100
(meters)
NAD83 / UTM zone 12N
NexGen
Energy Ltd.

Figure 3: ZTEM Survey Results and Regional Drill Hole Locations

Legend
Property Boundary
VTEM Conductor
Uranium Occurences
Summer 2016 Drill Holes Reported
Previously Reported NXE Drill Holes
ZTEM Apparent Resistivity
N
Spitfire
Harpoon
Bow
Cannon
Arrow Deposit
180 m SW Zone
RK-17-106
RK-17-104
RK-17-108
RK-17-100
RK-17-98
RK-17-102
NexGen Energy Ltd.
Summer 2016 Regional Drilling
Scale 1:40000
500 0 500 1000
(meters)
NAD83 / UTM zone 12N
NexGen Energy Ltd.

Table 2: Assay Results

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	SRC Geoanalytical Results
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Interval (m)	U3O8 (wt%)
HP-16-05	320	-70	558.00	125.10	288.50	293.50	5.00	0.03
HP-16-06	320	-70	540.00	126.70	290.00	290.50	0.50	0.01
					302.50	304.50	2.00	0.07
					309.00	311.00	2.00	0.02
HP-16-07	320	-70	578.00	128.90	364.00	364.50	0.50	0.01
					370.00	371.00	1.00	0.02
HP-16-08	305	-70	393.00	N/A	219.50	237.00	17.50	3.89
				incl.	224.50	227.00	2.50	12.49
HP-16-10	305	-70	351.00	136.00	230.00	232.00	2.00	0.01
					238.00	248.00	10.00	0.10
					253.00	255.00	2.00	0.01
HP-16-11	305	-70	330.00	135.00	223.50	224.00	0.50	0.02
					247.50	258.00	10.50	0.08
HP-16-12	305	-70	398.00	129.00	218.50	235.00	16.50	0.04
					238.00	244.50	6.50	0.03
HP-16-13	0	-90	369.00	N/A	211.50	230.00	18.50	1.17
HP-16-14	0	-90	276.00	129.20	205.00	216.50	11.50	0.12
HP-16-15	0	-90	288.00	N/A	195.50	196.00	0.50	0.09
					211.00	211.50	0.50	0.03
					260.50	261.00	0.50	0.02
HP-16-16	0	-90	297.00	133.60	195.00	198.00	3.00	2.72
HP-16-17	0	-90	364.00	133.50	168.50	169.50	1.00	0.02
					199.50	203.00	3.50	0.01
					207.50	219.50	12.00	0.12
HP-16-18	0	-90	342.00	133.80	187.00	216.00	29.00	0.23
				incl.	193.00	197.50	4.50	1.22
HP-16-19	0	-90	294.00	134.50	180.00	187.50	7.50	1.16
					192.00	194.50	2.50	0.19
					207.00	207.50	0.50	0.03
HP-16-20	0	-90	330.00	N/A	182.50	196.00	13.50	3.94
				incl.	187.00	189.50	2.50	20.90
					200.50	203.00	2.50	0.01
					205.50	209.50	4.00	0.04
HP-16-21	0	-90	275.00	137.10	172.00	177.50	5.50	0.83
					180.50	182.00	1.50	0.02
					185.00	186.00	1.00	0.02
HP-16-22	0	-90	324.00	N/A	191.50	214.00	22.50	0.34
				incl.	200.50	205.00	5.00	1.47
HP-16-24	0	-90	303.00	N/A	214.50	219.50	5.00	0.43
					222.50	223.50	1.00	0.02
					227.00	227.50	0.50	0.03
RK-16-98	320	-75	534.00	56.00	440.00	440.50	0.50	0.01*
RK-16-108	130	-60	522.00	N/A	356.00	357.00	1.00	0.04

Composite parameters:

•	Minimum thickness 0.5 m downhole

•	Cutoff grade 0.01% U3O8

•	Maximum internal dilution 2.00 m downhole

•	U3O8 analyzed by ICP-OES at SRC Geoanalytical Laboratories, Saskatoon, Saskatchewan

•	Harpoon drill hole (HP-16-XX) true widths are estimated to be approximately 55-90% of core lengths.

•	*Uranium analyzed by ICP-MS at SRC Laboratories and converted from parts per million to percent

Split core samples were taken systematically, and intervals were submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples were analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples were analyzed for U3O8 by ICP-OES and selected samples for gold by fire assay.

All assay batches reported herein are subjected to and have passed rigorous internal QA/QC protocols that include, but are not limited to, the blind insertion of standard reference materials, blank materials and field duplicates into the sample stream at both random and systematic intervals. Please see the Rook I Technical Report (as defined below) for detail of our QA/QC protocols.

Technical Information

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource set forth above please refer to the technical report entitled “Technical Report on the Rook 1 Property, Saskatchewan, Canada” dated effective April 13, 2016 (the “Rook 1 Technical Report”) prepared by Mark B. Mathisen and David Ross, each of whom is a “qualified person” under NI 43-101. The Rook I Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

An updated technical report will be available within 45 days from the March 6, 2017 news release referred to below announcing the updated Mineral Resource estime for the Arrow Deposit.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production. NexGen’s goal is to become the world’s leading supplier of mined uranium.

NexGen owns a portfolio of highly prospective uranium assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Deposit, in February 2014 and Bow Discovery in March 2015 and the Harpoon Discovery in August 2016. The Arrow Deposit’s March 2017 updated Mineral Resource estimate (effective December 20, 2016) comprises an Indicated Mineral Resource of 179.5 M lbs of U3O8 contained within 1.18 M tonnes grading 6.88% U3O8, and an Inferred Mineral Resource of 122.1 M lbs of U3O8 contained within 4.25 M tonnes grading 1.30% U3O8. Please see the Company’s news release dated March 6, 2017 for the key assumptions, parameters and methods used to estimate the mineral resources.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves, assay results may not be consistent with preliminary results, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.